Amendment No. 3
                                                       SEC File No. 70-8425

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                              FORM U-1 APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")

                              GPU NUCLEAR, INC. ("GPUN")
                           GPU INTERNATIONAL, INC. ("GPUI")
                  One Upper Pond Road, Parsippany, New Jersey  07054

                    JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                         P.O. Box 16001, Reading, Pa.  19640

                            GPU GENERATION, INC. ("GPUG")
                                  1001 Broad Street
                            Johnstown, Pennsylvania  15907

                              GPU SERVICE, INC.("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054 (Name of company or companies filing this statement and address of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)


          T. G. Howson, Vice President       W. S. Greengrove, Secretary
             and Treasurer                   GPU International, Inc.
          M. A. Nalewako, Secretary          One Upper Pond Road
          Michael J. Connolly, Esq.,         Parsippany, New Jersey  07054
             Assistant General Counsel
          GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey  07054

          S. L. Guibord, Secretary
          GPU Nuclear, Inc.
          Jersey Central Power & Light Company
          Metropolitan Edison Company
          Pennsylvania Electric Company
          c/o GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey 07054



          _______________________________________________________________
                     (Names and addresses of agents for service)


               The Applicants  hereby amend their Application  on Form U-1,

          as  heretofore  amended, docketed  in  SEC  File No.  70-8425  as follows:

                    1.   By  amending clause (ii) of  paragraph G of Item 1

               to read in its entirety as follows:



                    (ii) Any  Services  to  be  rendered by  GPUN  will  be
               charged at cost pursuant to the Act and the Commission s rules and regulations thereunder. In addition, GPUN will
               (a)  charge   capital  costs  for   providing  Services   in
               accordance with the salary allocation method, which, in general, will allocate capital costs in proportion to the GPUN payroll charges billed to the Operating Companies, and
               (b) bill the serviced company the costs of service before they are paid as approved by the Commission Staff in its letter to GPUS dated June 3, 1982. Such costs will be accounted for and billed generally on a monthly basis to the GPU Companies substantially as described in Schedule II to the form of Services Agreement filed as Exhibit B hereto. In particular, records will be maintained and periodically reviewed by GPUN in order to accumulate and charge the actual costs of the Services. These costs will include wages and salaries of employees and related expenses, such as insurance, taxes, pensions and other employee welfare benefits, and all other related costs including general administration expenses and capital charges, if any, property amortized and (as described above) equitably allocated. Charges for the Services will be determined from the timesheets of employees (other than some secretaries, clerical and similar employees, the cost of whose services will be treated as a part of general administrative expenses). Charges for the Services rendered and related employee expenses and costs and non-personnel expenses (e.g., use of automotive equipment) will be billed directly to the serviced companies, either individually or, when the Services performed are for a group of companies, by means of an equitable allocation formula.



                    2.   By deleting  paragraph (c) of Item  3 thereof with

               respect to the reservation of jurisdiction, and substituting in lieu thereof the following:



                    C.   In lieu  of all other reporting requirements under







               the Act, GPUN will, by May 1 of each year, as an addendum to its Form U-13-60, provide a separate report which sets forth for each company that received services in the previous fiscal year the types of services (by department or service company function), the actual costs incurred for each type of service function and any capital cost add-ons.
























































                                      SIGNATURE

                    PURSUANT  TO  THE REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING  COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GPU NUCLEAR, INC.
                                        GPU SERVICE, INC.
                                        JERSEY CENTRAL POWER & LIGHT
                                        COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY
                                        GPU GENERATION, INC.




                                        By:  /s/ T. G. Howson

                                             T. G. Howson, Treasurer


                                        GPU INTERNATIONAL, INC.




                                        By:  /s/ B. L. Levy
                                             B. L. Levy, President

          Date:  April 30, 1997